October 28, 2019

Wendell S. Morris
Chief Financial Officer
Royal Energy Resources, Inc.
56 Broad Street, Suite 2
Charleston, SC 29401

       Re: Royal Energy Resources, Inc.
           Form 10-K
           Filed March 29, 2019
           File No. 000-52547

Dear Mr. Morris:

       We have reviewed your September 26, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
August 26, 2019 letter.

Form 10-K Response Received September 26, 2019

Response Received 09/26/19
Comment 1, page 1

1. We note your response to comment 1, regarding your ownership and mineral rights for your mining properties. In addition please disclose the acreage your company controls for each property.
Response Received 09/26/19
Comment 2, page 3

2. We note your response to comment 2, regarding your property descriptions for your mining properties. Please provide a brief description of the rock formations and mineralization of existing or potential economic significance, as required by Industry
 Wendell S. Morris
Royal Energy Resources, Inc.
October 28, 2019
Page 2
         Guide 7 paragraph b(4). In addition please disclose the source of your power as required by Industry Guide 7 paragraph b(3)(ii).
Response Received 09/26/19
Comment 5, page 5

3. We note the response to comment 5 in which you indicate the coal basin price used to calculate your reserves is not required disclosure. Please modify your filing, demonstrating that your reserves are economic and meet the definition of reserves as defined by Industry Guide 7 paragraph (a)(1).
        Please contact George K. Schuler, Mining Engineer at (202) 551-3718 or Pam Howell at (202) 551-3357 with any questions.



FirstName LastNameWendell S. Morris                          Sincerely,
Comapany NameRoyal Energy Resources, Inc.
                                                             Division of
Corporation Finance
October 28, 2019 Page 2                                      Office of Energy &
Transportation
FirstName LastName